NEWS RELEASE

Current Technology Update

VANCOUVER, British Columbia, May 24, 2006

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

United Kingdom Initiative

The Small Company Enterprise Centre of Her Majesty’s Revenue & Customs has provided “provisional advance assurance” (ie approval in principle) for a Venture Capital Trust (“VCT”) to invest in Current Technology (the “Company”) on the condition the funds would in turn be advanced to its wholly owned UK subsidiary for expansion in the UK, Europe and the Middle East.  “This is an important first step,” states Company CEO Robert Kramer.  “Our Corporate Finance and Investment Advisor, Anchorage Capital Partners Limited, is now in a position to approach the VCT community in the United Kingdom.”

Republic of Turkey

On March 20, 2006 the Company announced the signing of an exclusive distribution agreement for the Republic of Turkey with Sanomed Medikal Teknoloji Co. (“Sanomed”).  Two ElectroTrichoGenesis (“ETG”) devices were delivered in March to dermatology/aesthetic clinics in Istanbul.  Approval has just been received from leasing companies in Turkey for the purchase of two more ETGs which will be shipped next week.  In addition, Sanomed’s principal, Mr. Ali Bicken, has verbally advised he anticipates placing an order for a further two units within the next few weeks.  “As stated at the time of his appointment, we are very impressed with Mr. Bicken’s acumen and enthusiasm,” states Company COO Anthony Harrison.  “Four ETG purchases and an anticipated order for two more is an impressive start in only a few months and certainly confirms our belief in his abilities.”

United States Initiative

Strategic Laser & MedSpa, LLC CEO Jason Olcese states, “We continue to move forward towards our initial objective of placing 200 CosmeticTrichoGenesis units in strategic locations within the United States.  We remain more confident than ever of the significant potential represented by the revenue sharing model for Current Technology’s proprietary TrichoGenesis platform products.”

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100